UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-3/A

          Rule 13e-3 Transaction Statement under Section 13(e) of the
                             Securities Act of 1934
                               (Amendment No. 4)

                            First Banks America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                First Banks, Inc.
                            First Banks America, Inc.
                           FBA Acquisition Corporation
                                James F. Dierberg
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    31928N10
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Allen H. Blake
                                First Banks, Inc.
                        600 James S. McDonnell Boulevard
                            Hazelwood, Missouri 63042
                                 (314) 592-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications on Behalf of Persons Filing Statement)

                                    Copy to:
                                 John S. Daniels
                    6440 North Central Expressway, Suite 503
                               Dallas, Texas 75206
                                 (214) 368-9405

       This Statement is filed in connection with (check the appropriate box):

       1. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101 or Rule 13e(c) (ss.240.13e-3(c) under the Securities Exchange Act of 1934 ("the Act").
       2.  [ ]  The filing of a registration statement under the Securities
                Act of 1933.
       3.  [ ]  A tender offer.
       4.  [ ]  None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (1) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee
       ------------------------------------------------------------------

        Transaction valuation*                          Amount of filing fee
        ----------------------------------------------- --------------------
        Transaction  valuation is $32,381,446.62.  Fee
        was  calculated  based upon $92.00 per million          $2,979.09
        of value of the securities being acquired.
        --------------------------------------------------------------------

          * Set forth the amount on which the filing fee is calculated and state how it was determined.

          [X] Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1. Amount Previously Paid: $2,979.09
                           -----------------------------------------------------
2. Form or Registration No: Schedule 13E-3
                            ----------------------------------------------------
3. Filing Party: First Banks, Inc.
                 ---------------------------------------------------------------
4. Date Filed: October 8, 2002
               -----------------------------------------------------------------

                                 JOHN S. DANIELS
                                 ATTORNEY AT LAW
                          6440 NORTH CENTRAL EXPRESSWAY
                                    SUITE 503
                               DALLAS, TEXAS 75206
                                 (214) 368-9405



                                 January 3, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Re: Amendment No. 4 to Schedule 13E-3 filed by First Banks, Inc., First Banks America, Inc., FBA Acquisition Corporation and James F. Dierberg

Ladies and Gentlemen:

Enclosed on behalf of First Banks, Inc., First Banks America, Inc. ("FBA"), FBA Acquisition Corporation and James F. Dierberg is Amendment No. 4 to Schedule 13E-3 relating to a merger in which First Banks, Inc. acquired all of the outstanding stock of First Banks America, Inc. FBA previously filed its definitive proxy statement for the same transaction on December 6, 2002. The filing fee reflected on the cover sheet was previously paid in accordance with Commission procedures.

If you require additional information regarding this filing, please contact the undersigned at (214) 368-9405.


                                                     Sincerely,


                                                     /s/ John S. Daniels
                                                     -------------------
                                                         John S. Daniels

                                  Introduction

              This Amendment No. 4 to Schedule 13E-3 amends and supplements the Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on October 8, 2002, Amendment No. 1 to Schedule 13E-3 filed with the SEC on November 19, 2002, Amendment No. 2 to Schedule 13E-3 filed with the SEC on November 26, 2002, and Amendment No. 3 filed with the SEC on December 6, 2002 (as amended and supplemented, the "Schedule 13E-3"), by First Banks, Inc., a Missouri Corporation ("First Banks"), First Banks America, Inc., a Delaware corporation which is the subject company of the transaction contemplated hereby ("FBA"), FBA Acquisition Corporation, a Delaware corporation organized and wholly-owned by First Banks solely for the purpose of engaging in the transaction ("FBA Acquisition") and James F. Dierberg. This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated September 23, 2002, by and among First Banks, FBA Acquisition and FBA (the "Merger Agreement").

              On December 31, 2002, FBA Acquisition was merged with and into FBA. Thereafter, also on December 31, 2002, FBA was merged with and into First Banks. As a result of the merger of FBA Acquisition into FBA, the stockholders of FBA other than First Banks are entitled to receive $40.54 in cash, and First Banks has arranged with Mellon Investor Services, LLC, as Exchange Agent, for letters of transmittal and other appropriate documents to be mailed promptly to all of such stockholders.

              Except as amended hereby, the responses set forth in the original
Schedule 13E-3 filed on October 8, 2002, Amendment No. 1 to Schedule 13-E3 filed on November 19, 2002, Amendment No. 2 to Schedule 13-E3 filed on November 26, 2002, and Amendment No. 3 to Schedule 13E-3 filed on December 6, 2002, are reaffirmed by all of the filing persons.

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            FIRST BANKS, INC.



Date: January 3, 2003                       By:  /s/  Allen H. Blake
                                                --------------------------------
                                                      Allen H. Blake
                                                      President


                                            FIRST BANKS AMERICA, INC.



Date: December 31, 2002                     By:  /s/  Terrance M. McCarthy
                                                --------------------------------
                                                      Terrance M. McCarthy
                                                      Executive Vice President


                                            FBA ACQUISITION CORPORATION



Date: December 31, 2002                     By:  /s/  Lisa K. Vansickle
                                                --------------------------------
                                                      Lisa K. Vansickle
                                                      President



Date: January 3, 2003                       By:  /s/  James F. Dierberg
                                                --------------------------------
                                                      James F. Dierberg